UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE TO


Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934


Avon Products, INC.
(Name of Subject Company)

PTG Capital Partners LTD.
(Names of Filing Persons - Offeror)


Common Stock
(Title of Class of Securities)

054303102
(Cusip Number of Class of Securities)
Steve Kohe
General Counsel and Secretary
PTG Capital Partners LTD.
125 Old Broad Street
London, UK, EC2NX 1AR
44-797-829-7279
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)


Copy to:
Michael Trose
Trose & Cox PLLC
777 Main Street
Fort Worth, TX 76102
(817) 887-8000

x
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to
designate any transactions to which the statement relates:

-
third-party tender offer subject to Rule 14d-1.

-
issuer tender offer subject to Rule 13e-4.

-
going-private transaction subject to Rule 13e-3.

-
amendment to Schedule 13D under Rule 13d-2.
- Check the following box if the filing is a final amendment reporting the results of the tender offer.





New York,NY-May 14,2015-PTG Capital Partners Announces Offer for
Avon Products,INC.
PTG Capital Partners LTD. ("PTG Partners") announced today that it has submittedan offer to the board of directors of Avon Products,Inc.(the"Company") (NYSE:AVP) proposing to acquire all of the Company's outstanding stock, and outstanding options to acquire such shares, in a recommended cash tender offer at a price per share of US$18.75 (the "Proposed Offer"). The Proposed Offer is subject to satisfactory completion of due diligence, the redemption or termination of the rights plan, or "poison pill",if any,and negotiation and execution of a definitive written agreement. PTG Partners has substantial experience in managing acquisitions and is committed to working quickly to complete due diligence and execute a definitive agreement. PTG Partners expects to be able to complete such an agreement within 10 days from the beginning of the due diligence period. PTG Partners has requested that the Company respond promptly, to the Proposed Offer.

The Proposed Offer does not
create any binding obligation, and no such binding obligation will arise unless and until a mutually satisfactory definitive agreement has been executed and delivered by the parties.

PTG Partners believes that a combination of the Company and PTG Partners would result in substantial benefits to both our shareholders and to the Company's shareholdersand employees.

About PTG Partners:
PTG Partners is a global private equity investment firm, focused on leveraged buyout, growth capital and leverage capitalization, investment in distress companies and turnaround situations.We are problem solvers,partners and pioneers. TPG's approach to investing helps us to recognize value - or the potential for value - where other cannot see it.
This contrarian philosophy has delivered consistent and outstanding performance because we dedicate the right mix of capital, time, and management and operational expertise, to make successful investments out of challenging situation.This operational and management expertise enable TPG Partners to pursue turnaround opportunities that others are often unwilling to consider.
We have an extensive track record of undertaking investments involving distressed financial situations and management turnarounds. Further information about PTG Partners may be obtained by writing to the Company at 125 Old Broad Street,London, UK, EC2N 1AR.

This press release does not constitute an offer to sell or the solicitation ofan offer to buy any securities.No tender offer for the Company's shares has been made at this time.In connection with any tender offer, if made, PTG Partners will file relevant materials, which may include a tender offer statement and/or other documents, with the Securities and Exchange Commission ("SEC").ALL INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ ANY SUCH DOCUMENTSFILED WITH THE SEC BY PTG PARTNERS CAREFULLY AND IN THEIR ENTIRETY,BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY
SUCH POTENTIALTRANSACTION.Investors and security holders will be able to obtain free copies of any documentsfiled with the SEC byPTG Partners through the website maintained by the SEC at http://www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal certain other offering documents will be made available by PTG Partners.

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfactionof conditions to the completion of the proposed transaction and the expected completion of the proposed transaction,as well as other statements that are not historical fact.These forward-looking statements are based on currently available information, as wellas PTG Partners views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties.
Accordingly, actual results may differ materially from thoseexpressed or implied in suchforward-looking statements. Such risks and uncertaintiesinclude, but are not limited to,the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionarystatements contained elsewhere herein and in PTG Partners includingthe offerto purchase, the letter of transmittal and other documents relating to thetender offer to be filed by Parent and Acquisition Sub,and the Solicitation/Recommendation Statement on Schedule
14D-9 to be filed. As a result of theseand other risks, the proposed transaction may not be completed on the timeframeexpected or at all.
These forward-looking statements reflect Partnersexpectations as of the date of this report.Partners undertakes no obligationto update the information provided herein, except as required by law.

For further information, contact:
PTG Capital Partners LTD.
Steve Kohe, General Counsel
Tel: 44 797 829 7279